Pricing Supplement dated April 24, 2009
          to the Product Prospectus Supplement dated November 12, 2008, the Prospectus dated January 5, 2007 and
                the Prospectus Supplement dated February 28, 2007

  [RBC LOGO]                  $950,000

                              Royal Bank of Canada

                              Buffered Bullish Enhanced Return Notes
                              Linked to the S&P 500(R) Index, due April 29, 2013


     Royal Bank of Canada is offering the Buffered Bullish Enhanced Return Notes (the "Notes") linked to the performance of the underlying index named below. The prospectus dated January 5, 2007, the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated November 12, 2008 describe terms that will apply generally to the Notes, including any notes you purchase. Capitalized terms used but not defined in this pricing supplement shall have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the notes described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.

Issuer:                    Royal Bank of Canada ("Royal Bank")

Issue:                     Senior Global Medium-Term Notes, Series C

Underwriter:               RBC Capital Markets Corporation

Underlying Index:          The S&P 500(R) Index (the "Index")

Bloomberg Ticker:          SPX

Currency:                  U.S. Dollars

Minimum Investment:        $1,000, and $1,000 increments in excess thereof (the
                           "Principal Amount")

Pricing Date:              April 24, 2009

Issuance Date:             April 29, 2009

Initial Index Level:       866.23

CUSIP:                     78008GP55

Observation Dates:         The Final Valuation Date

Automatic Call:            Inapplicable

Payment at Maturity (if    Payment at maturity will be based on the performance
held to maturity):         of the Underlying Index and will be calculated in the
                           following manner:

                           If, at maturity, the Final Index Level is greater than the Initial Index Level, then the investor will receive an amount equal to:

                                 Principal Amount + (Principal Amount x
                                  Percentage Change x Leverage Factor)

                           If, at maturity, the Final Index Level is less than or equal to the Initial Index Level but not less than the Initial Index Level by more than the Buffer Percentage, then the investor will receive the Principal Amount only.

                           If, at maturity, the Final Index Level is less than the Initial Index Level by more than the Buffer Percentage, then the investor will receive less than all of their Principal Amount, in an amount equal to:

                                 Principal Amount + (Principal Amount x
                                (Percentage Change + Buffer Percentage))

Percentage Change:         The Percentage Change, expressed as a percentage, is
                           calculated using the following formula:

                                 Final Index Level - Initial Index Level
                                 ---------------------------------------
                                           Initial Index Level

Leverage Factor:           110%

Final Valuation Date:      April 24, 2013, subject to extension for market and
                           other disruptions

Maturity Date:             April 29, 2013, subject to extension for market and
                           other disruptions

Term:                      Four (4) years

Final Index Level:         The closing level of the Index on the Final Valuation
                           Date

Buffer:                    Unleveraged buffer

Buffer Percentage:         15%

Buffer Level:              736.30

Principal at Risk:         These Notes are NOT principal protected. Investors in
                           these Notes may lose a substantial portion their Principal Amount at maturity if there is a decrease in the Index level from the Pricing Date to the Final
                           Valuation Date.

U.S. Tax Treatment:        The United States federal income tax consequences of
                           your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described in the following sentence. By purchasing a note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the notes as a prepaid cash-settled derivative contract for U.S.
                           federal income tax purposes.

Secondary Market:          RBC Capital Markets Corporation (or one of its
                           affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Settlement Date. The amount that investors may receive upon sale of their Notes prior to maturity may be less than the principal amount of their notes.

Listing: The notes will not be listed on any securities exchange or quotation system.

Clearance and              DTC global (including through its indirect
Settlement:                participants Euroclear and Clearstream, Luxembourg as
                           described under "Description of Debt Securities --
                           Ownership and Book-Entry Issuance" in the accompanying prospectus).

Terms Incorporated in      All of the terms appearing above the item captioned
the Master Note:           "Secondary Market" on the cover page of this pricing
                           supplement and the terms appearing under the caption
                           "General Terms of the Bullish Buffered Enhanced
                           Return Notes" in the product prospectus supplement, as modified by this pricing supplement, with respect to the Bullish Buffered Enhanced Return Notes dated
                           November 12, 2008.


Investing in the Notes involves a number of risks. See "Risk Factors" beginning on page S-1 of the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific To Your Notes" beginning on page PS-1 of the product prospectus supplement dated November 12, 2008.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation Act or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States government agency or instrumentality.

                                                                                              Per note           Total
                                                                                              --------           -----
Price to public.......................................................................          100%          $950,000.00
Underwriting discounts and commission.................................................           0%              $0.00
Proceeds to Royal Bank................................................................          100%          $950,000.00


The price to purchasers who maintain accounts with participating dealers in which only asset-based fees are charged is 100%. The price at which you purchase the notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the value of your notes on the issue date.

The price of the notes also includes a profit of $25.00 per $1,000 principal amount earned by Royal Bank of Canada in hedging its exposure under the notes.

We may use this pricing supplement in the initial sale of the Notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after its initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

                         ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 5, 2007, as supplemented by the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated November 12, 2008, relating to our Senior Global Medium-Term Notes, Series C, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific to Your Notes" in the product prospectus supplement dated November 12, 2008, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 5, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
o34295e424b3.htm

Prospectus Supplement dated February 28, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
o35030e424b3.htm

Product Prospectus Supplement dated November 12, 2008:
http://www.sec.gov/Archives/edgar/data/1000275/000121465908002450/
a111180424b5.txt

Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.

                              Hypothetical Returns

The examples set out below are included for illustration purposes only. The levels of the Underlying Index used to illustrate the calculation of the Percentage Change are not estimates or forecasts of the Initial Index Level and Final Index Level (each as defined in "Payment Under the Notes-- Calculation of Percentage Change") on which the calculation of the Percentage Change will depend. All examples assume that a holder has purchased Notes with an aggregate Principal Amount of $1,000, a Buffer Percentage of 15%, a Leverage Factor of 110% of the Principal Amount and that no market disruption event has occurred.


Example 1--   Calculation of the payment at maturity where the Percentage Change is positive.
              Percentage Change:         10%
              Payment at Maturity:       $1,000 + ($1,000 x 10% x 110%) = $1,000
                                         + $110 = $1,110
              On a $1,000 investment, a 10% percentage change results in a payment at maturity of $1,110, an 11% return on the Notes.


Example 2--   Calculation of the payment at maturity where the Percentage Change is negative but not less than the Buffer Percentage.
              Percentage Change:         -10%
              Payment at Maturity:       At maturity, if the Final Index Level
                                         is less than the Initial Index Level
                                         BUT not less than the Buffer
                                         Percentage, then the Payment at
                                         Maturity will equal the Principal
                                         Amount.
              On a $1,000 investment, a -10% percentage change results in a payment at maturity of $1,000, a 0% return on the Notes.


Example 3--   Calculation of the payment at maturity where the Percentage Change is negative and is less than the
              Buffer Percentage.
              Percentage Change:         -25%
              Payment at Maturity:       $1,000 + [$1,000 x (-25% + 15%)] =
                                         $1,000 - $100 = $900.
              On a $1,000 investment, a -25% percentage change results in a payment at maturity of $900, a -10% return on the Notes.

                   Information Regarding the Underlying Index

Please refer to the description of the S&P 500(R) Index description beginning on page PS-34 of the product prospectus supplement dated November 12, 2008 for a full description of the Index.

Historical Information

The graph below sets forth the historical performance of the Underlying Index. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing levels of the underlying Index. The information provided in this table is for the four calendar quarters of 2006, 2007, and 2008, the first quarter of 2009, as well as for the period from April 1, 2009 through April 24, 2009.

We obtained the information regarding the historical performance of the Underlying Index in the chart below from Bloomberg Financial Markets and Factset Research Systems Inc.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and Factset Research Systems Inc. The historical performance of the Index should not be taken as an indication of future performance, and no assurance can be given as to the level of the Index on the Final Valuation Date. We cannot give you assurance that the performance of the Index will result in any return in addition to your initial investment.

                            S&P 500 (Operating Basis)
                                   ('99 - '08)
                                 [CHART OMITTED]



                                                                                                  Period-End
                                              High Intra-Day           Low Intra-Day           Closing Level of
   Period-Start          Period-End            Level of the            Level of the             the Reference
       Date                  Date             Reference Asset         Reference Asset               Asset
       ----                  ----             ---------------         ---------------               -----
     1/1/2006             3/31/2006               1310.88                 1245.74                  1294.83
     4/1/2006             6/30/2006               1326.7                  1219.29                  1270.2
     7/1/2006             9/29/2006               1340.28                 1224.54                  1335.85
    10/1/2006            12/29/2006               1431.81                 1327.1                   1418.3

     1/1/2007             3/31/2007               1461.57                 1363.98                  1420.86
     4/1/2007             6/30/2007               1540.56                 1416.37                  1503.35
     7/1/2007             9/30/2007               1555.9                  1370.6                   1526.75
    10/1/2007            12/31/2007               1576.09                 1406.1                   1468.36

     1/1/2008             3/31/2008               1471.77                 1256.98                  1322.7
     4/1/2008             6/30/2008               1440.24                 1272.00                  1280.00
     7/1/2008             9/30/2008               1313.15                 1106.42                  1166.36
    10/1/2008            12/31/2008               1167.03                  741.02                   903.25

     1/1/2009             3/31/2009                943.85                  666.79                   797.87
     4/1/2009             4/24/2009                875.63                  783.32                   866.23


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about April 29, 2009, which is the third business day following the pricing date (this settlement cycle being referred to as "T+3"). See "Plan of Distribution" in the prospectus supplement dated February 28, 2007.

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.


                                    $950,000

                                   [RBC LOGO]


                              Royal Bank of Canada

                     Buffered Bullish Enhanced Return Notes

               Linked to the S&P 500(R) Index, due April 29, 2013





                                 April 24, 2009